EXHIBIT 99.1

RADVISION
PRESS RELEASE

Corporate Contacts:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
RADVISION
+1 201-689-6340	+1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REVISES OUTLOOK FOR 2011 FIRST QUARTER
- Revenue Forecast Reduced Mainly Due to Lower than Expected Cisco Sales -

TEL AVIV, April 4, 2011 – RADVISION® (Nasdaq: RVSN) announced today that based on preliminary results, the Company now expects to report revenues for the first quarter of 2011 of approximately $20.5 to $21.0 million. As a result, the net loss for the first quarter of 2011 is expected to range from $0.15 to $0.19 per diluted share on a GAAP basis and from $0.10 to $0.14 per diluted share on a non-GAAP basis. This compares with its forecast on February 10, 2011 that revenues for the 2011 first quarter would approximate $24 million, that the net loss would be $0.04 per diluted share on a GAAP basis, and that net income would be $0.01 per diluted share on a non-GAAP basis. The non-GAAP amounts exclude stock-based compensation expense of $0.6 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.5 million.

The first quarter outlook is primarily the result of lower than anticipated Video Business Unit (VBU) revenues from Cisco, which are now expected to total approximately $2 million, compared to about $5 million originally forecasted. While the Company had expected Cisco revenues to decline progressively each quarter following Cisco’s acquisition of Tandberg in 2010 as previously reported, the decline in the first quarter of 2011 was much steeper than expected. For the balance of 2011, the Company expects its revenues from Cisco to continue near the baseline level of approximately $2 million on average per quarter. The Company noted that its VBU revenues increased more than 55% over the first quarter of 2010 when revenues from Cisco are excluded from both periods. The Company also noted the strong performance of its Technology Business Unit (TBU) in the first quarter.

Boaz Raviv, Chief Executive Officer, commented: “While the slippage in Cisco revenues was unfortunate, we have been successfully building our future beyond Cisco for the past several quarters and continued to make important progress through further technology development, our successful entry into the room conferencing market and channel expansion. We are confident we have the right strategy to drive future growth.”

The Company will provide full details for the first quarter of 2011 when it reports final results on May 5, 2011.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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